UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                           MEDSOURCE TECHNOLOGIES INC.
                           ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    58505Y103
                                    ---------
                                 (CUSIP Number)


                 MARCH 27, 2002 -DATE OF INITIAL PUBLIC OFFERING
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58505Y103             Schedule 13G                         Page 2 of 8
          ---------

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1.       Name of Reporting Person           The 1818 Fund III, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,418,366
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,418,366
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,418,366
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        13.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 58505Y103             Schedule 13G                         Page 3 of 8
          ---------

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1.       Name of Reporting Person           Brown Brothers Harriman & Co.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           New York

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,418,366
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,418,366
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,418,366
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        13.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 58505Y103             Schedule 13G                         Page 4 of 8
          ---------

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1.       Name of Reporting Person           T. Michael Long
         S.S. or I.R.S. Identifica-         (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,418,366
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,418,366
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,418,366
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        13.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 58505Y103             Schedule 13G                         Page 5 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Lawrence C. Tucker
         S.S. or I.R.S. Identifica-         (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,418,366
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,418,366
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,418,366
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        13.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 58505Y103             Schedule 13G                         Page 6 of 8
          ---------


ITEM 1.  (a)      NAME OF ISSUER

                  MedSource Technologies, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  110 Cheshire Lane, Suite 100, Minneapolis, MN 55305.

ITEM 2.  (a)      NAMES OF PERSONS FILING

                  (i)      The 1818 Fund III, L.P. ("Fund");
                  (ii) Brown Brothers Harriman & Co. ("BBH&Co." and general partner of the Fund);
                  (iii)    T. Michael Long ("Long");
                  (iv) Lawrence C. Tucker ("Tucker", and together with the Fund, BBH&Co. and Long, the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  59 Wall Street
                  New York, New York  10005

         (c)      CITIZENSHIP

                  Fund - a Delaware limited partnership
                  BBH&Co. - A New York limited partnership
                  Long - United States
                  Tucker - United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  58505Y103

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  As of March 27, 2002, the Fund was the holder of 3,418,366 shares of Common Stock.

                  By virtue of BBH& Co.'s relationship with the Fund, BBH&Co. may be

CUSIP NO. 58505Y103             Schedule 13G                         Page 7 of 8
          ---------

                  deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 3,418,366 Shares. By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares, each of Long and Tucker may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 3,418,366 Shares.

         (b)      PERCENT OF CLASS:

                  For each of the Fund, BBH & Co., Long and Tucker, approximately 13.8%, based on the number of shares of Common Stock outstanding as reported in the Issuer's Registration Statement No. 333-76842 filed as of March 27, 2002.

                  NUMBER OF SHARES AS TO WHICH THE PERSONS FILING HAVE:

                  (i)      Sole power to vote or to direct the vote:     None
                  (ii) Shared power to vote or to direct the vote: 3,418,366 Shares
                  (iii)    Sole power to dispose or to direct the disposition:
                           None
                  (iv)     Shared power to dispose or to direct the disposition:
                           3,418,366 Shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

CUSIP NO. 58505Y103             Schedule 13G                         Page 8 of 8
          ---------

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of May 8, 2002

                                The 1818 Fund III, L.P.


                                By: Brown Brothers Harriman & Co.,
                                    its General Partner


                                By: /s/ Lawrence C. Tucker
                                    -------------------------------------------
                                    Name:   Lawrence C. Tucker
                                    Title:  Partner


                                BROWN BROTHERS HARRIMAN & CO.


                                By: /s/ Lawrence C. Tucker
                                    -------------------------------------------
                                    Name:   Lawrence C. Tucker
                                    Title:  Partner


                                /s/ Lawrence C. Tucker
                                -----------------------------------------------
                                Lawrence C. Tucker


                                /s/ T. Michael Long
                                -----------------------------------------------
                                T. Michael Long